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                                SECURITIES AND EXCHANGE COMMISSION


                                       Washington, D.C.  20549

                                       _______________________

                                               FORM 11-K



                           [ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                                 OF THE SECURITIES EXCHANGE ACT OF 1934

                                 For the Fiscal Year Ended June 30, 1998
                                                  OR
                          [  ] TRANSITION REPORT PURSUANT TO SECTION 15 (d)
                               OF THE SECURITIES EXCHANGE ACT OF 1934



                            DEFERRED AND INCENTIVE COMPENSATION PLAN OF THE
                                       TEXAS UTILITIES COMPANY SYSTEM

                                         Commission File No. 1-12833

                                          __________________________

                                           TEXAS UTILITIES COMPANY



                         Energy Plaza, 1601 Bryan, Dallas, Texas 75201-3411
                   (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

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                                           TABLE OF CONTENTS


FINANCIAL STATEMENTS                                                  Page
                                                                      ----

  The following financial statements are furnished for the Plan:

    Statements of Financial Condition at June 30, 1998 and 1997......   3

    Statements of Income and Changes in Plan Equity for the
      years ended June 30, 1998, 1997 and 1996.......................   4

    Notes to Financial Statements....................................   5-7

    Schedules I, II and III have been omitted because the required information is shown in the financial statements, notes or the information is not applicable to this Plan.


INDEPENDENT AUDITORS' REPORT.........................................   8

PLAN ADMINISTRATOR'S SIGNATURE.......................................   9

EXHIBIT

  The following exhibit is filed herewith:

    Independent Auditors' Consent....................................   10

                                       2
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
                          DEFERRED AND INCENTIVE COMPENSATION PLAN OF
                               THE TEXAS UTILITIES COMPANY SYSTEM

                                STATEMENTS OF FINANCIAL CONDITION


                                                                                    June 30,
                                                                          --------------------------
    ASSETS AND PLAN EQUITY                                                    1998           1997
                                                                              ----           ----
Investment in Securities of Participating Employers --
  Common stock of Texas Utilities Company,
  At fair value as determined by quoted market prices
  (Historical cost: 1998 -- $19,097,008; 1997 -- $16,270,478)(Note 2).... $22,138,005    $15,612,400

Dividends receivable.....................................................     292,514        238,011

Cash and cash equivalents................................................         527            411
                                                                          -----------    -----------

    Total Assets and Plan Equity......................................... $22,431,046    $15,850,822
                                                                          ===========    ===========

See accompanying Notes to Financial Statements.

                                       3
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
                              DEFERRED AND INCENTIVE COMPENSATION PLAN OF

                                    THE TEXAS UTILITIES COMPANY SYSTEM

                           STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY


                                                                                  Year Ended June 30,
                                                                       ---------------------------------------
                                                                        1998              1997            1996
                                                                        ----              ----            ----
Additions (deductions):
  Net Investment Income:
    Dividends on common stock of Texas Utilities Company........... $ 1,134,883      $   934,499       $  751,796
    Interest.......................................................       9,817            5,966            2,830
                                                                    -----------      -----------       ----------

       Net investment income.......................................   1,144,700          940,465          754,626
                                                                    -----------      -----------       ----------
  Appreciation (depreciation) of investments.......................   3,701,127       (3,703,481)       2,783,367

  Contributions and deposits (Note 3):
    Participating employees' salary deferrals......................   1,285,409        1,261,392          903,000
    Employer matching and incentive awards.........................   4,033,114        3,682,871        2,546,370
                                                                    -----------      -----------       ----------
       Total contributions and deposits............................   5,318,523        4,944,263        3,449,370
                                                                    -----------      -----------       ----------

         Total additions...........................................  10,164,350        2,181,247        6,987,363
                                                                    -----------      -----------       ----------

  Withdrawals, lapses and forfeitures:
    Distributions to participants (Note 4)........................    3,469,831          678,236        3,340,178
    Distributions to plan sponsor.................................        9,700            8,500            6,486
    Forfeitures...................................................      104,595          309,371               --
                                                                    -----------      -----------      -----------
       Total withdrawals, lapses and forfeitures..................    3,584,126          996,107        3,346,664
                                                                    -----------      -----------      -----------

         Net additions............................................    6,580,224        1,185,140        3,640,699

Plan Equity, Beginning of Year....................................   15,850,822       14,665,682       11,024,983
                                                                    -----------      -----------      -----------

Plan Equity, End of Year..........................................  $22,431,046      $15,850,822      $14,665,682
                                                                    ===========      ===========      ===========

See accompanying Notes to Financial Statements.

                                       4
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                             DEFERRED AND INCENTIVE COMPENSATION PLAN OF
                                   THE TEXAS UTILITIES COMPANY SYSTEM

                                       NOTES TO FINANCIAL STATEMENTS

1. Plan Description -- The Deferred and Incentive Compensation Plan of the
   ----------------
   Texas Utilities Company System (Plan) allows officers of a participanting employer with the title of Vice President or above to defer a percentage of their compensation not to exceed a maximum percentage determined by the Organization and Compensation Committee of the Board of Directors of the Company (the Committee) for each plan year and, in any event, not to exceed 15% of the participant's compensation. The Companies will make a matching award equal to 150% of the deferred compensation. In addition, the Committee also provides awards under the Annual Incentive Plan with 50% of any such awards treated as incentive awards under this Plan. Amounts credited to a participant's account are invested in shares of common stock of the Company. On the expiration of the applicable maturity period (3 years for incentive awards and 5 years for deferrals and matching awards) the value of the participant's account is paid in cash. To the extent that the amounts maturing under the Plan combined with the eligible employee's other remunerations exceeds $1,000,000, the maturity period shall be extended. In the event a participant's employment is terminated because of death or permanent and total disability, all amounts in the participant's account shall mature immediately. If the participant terminates employment prior to the end of a Plan Year, the deferred amount and company match will be recomputed as of the termination date. In the event a participant's employment is terminated by retirement, the participant will receive a distribution of his account at the end of the applicable maturity period. If the participant terminates employment by retirement prior to the end of a Plan year, the participant may have previously elected to accelerate the balance of salary reductions. In the event a participant's employment is terminated because of reasons other than death, disability or retirement, all rights to any performance units for maturity periods not yet completed shall be forfeited to the sponsor except for amounts deferred by the participant and six percent per annum interest on those amounts which is the minimum return for all participants of the Plan.

   The number of participants (current and former employees) at June 30, 1998, 1997 and 1996 were 42, 43, and 54, respectively.

2. Summary of Significant Accounting Policies:
   ------------------------------------------
   Basis of Accounting -- The financial statements of the Plan are prepared
   -------------------
   under the accrual method of accounting.

   Use of Estimates -- The preparation of financial statements requires the
   ----------------
   use of significant estimates and assumptions by management, actual results could differ from those estimates.

   Expenses -- All costs and expenses of the Plan and its administration, are
   --------
   paid by the Employer-corporations.

3. Plan Investments -- The cost, market value and appreciation
   ----------------
   (depreciation) of investments at June 30, 1998, 1997 and 1996 are as follows:

                                                       Number of     Historical     Market        Appreciation
                                                        Shares          Cost        Value        (Depreciation)

   June 30, 1998:
      Common stock of Texas Utilities Company........  531,845 (a)  $19,097,008    $22,138,005    $3,040,997

   June 30, 1997:
      Common stock of Texas Utilities Company........  453,355 (b)  $16,270,478    $15,612,400    $ (658,078)

   June 30, 1996:
      Common stock of Texas Utilities Company........  339,023 (c)  $11,435,143    $14,493,246    $3,058,103

                                       5
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
---------------------
   (a) Represents 0.19% of the outstanding shares of common stock of Texas Utilities
       Company (279,572,743 at June 30, 1998).

   (b) Represents 0.20% of the outstanding shares of common stock of Texas Utilities
       Company (224,649,557 at June 30, 1997).

   (c) Represents 0.15% of the outstanding shares of common stock of Texas Utilities Company (224,602,557 at June 30, 1996).

   The investment in the Company's common stock (stated in terms of performance units for each participant) is stated at market value based upon the last reported sale prices on recognized exchanges on the last business day of the Plan Year. The cost basis of plan investments is determined on an average cost basis. All costs and expenses of the Plan and its administration, except expenses incurred in the acquisition or disposition of investments, are paid by the Plan sponsors.

   Net plan investments value at June 30, 1998, 1997 and 1996 was $41.62, $34.44 and $42.75 per unit, respectively.

4. Plan Contributions -- Contributions by employer-corporations and
   ------------------
   participating employees' salary deferrals for the years ended June 30, 1998, 1997 and 1996 are as follows:

                                   1998
                                   ----

                                         Participating   Contributions
                                           Employees'     by Employer-      Total
          Employer-Corporations        Salary Deferrals   Corporations  Contributions
         ----------------------        ----------------   ------------  -------------
   Texas Utilities Company.............   $  205,659       $  783,489     $  989,148
   Texas Utilities Services Inc.
     and Others........................      515,150        1,568,225      2,083,375
   Texas Utilities Electric Company....      564,600        1,681,400      2,246,000
                                          ----------       ----------     ----------
      Total............................   $1,285,409       $4,033,114     $5,318,523
                                          ==========       ==========     ==========



                                   1997
                                   ----
                                         Participating   Contributions
                                           Employees'     by Employer-      Total
          Employer-Corporations        Salary Deferrals   Corporations  Contributions
         ----------------------        ----------------   ------------  -------------

   Texas Utilities Company.............   $  216,187       $  667,063     $  883,250
   Texas Utilities Services Inc.
     and Others........................      469,325        1,332,488      1,801,813
   Texas Utilities Electric Company          575,880        1,683,320      2,259,200
                                          ----------       ----------     ----------
      Total............................   $1,261,392       $3,682,871     $4,944,263
                                          ==========       ==========     ==========


                                   1996
                                   ----
                                         Participating   Contributions
                                           Employees'     by Employer-      Total
          Employer-Corporations        Salary Deferrals   Corporations  Contributions
         ----------------------        ----------------  -------------  -------------

   Texas Utilities Company.............   $  183,000       $  579,500     $  762,500
   Texas Utilities Services Inc.
     and Others........................      365,160        1,015,550      1,380,710
   Texas Utilities Electric Company....      354,840          951,320      1,306,160
                                          ----------       ----------     ----------
      Total............................   $  903,000       $2,546,370     $3,449,370
                                          ==========       ==========     ==========


   The contribution for incentive awards amounted to $2,105,000, $1,790,782, and $1,191,870 for the Plan Years ended June 30, 1998, 1997 and 1996, respectively.

                                       6
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

5. Plan Distributions -- Maturing in June 1998 were employees' salary deferrals
   ------------------
   and matching awards made for the Plan Year ended June 30, 1994 and the incentive awards made for the Plan Year ended June 30, 1996. The distribution of matured deferrals and/or awards of $4,086,849 represent the net proceeds obtained by the Trustee upon sale of the associated assets (common stock of the Company) in July 1998. Terminations from the Plan resulted in net forfeitures for the Plan of $104,595.

  Maturing in June 1997 were employees' salary deferrals and matching awards made for the Plan Year ended June 30, 1993 and the incentive awards made for the Plan Year ended June 30, 1995. The distribution of matured deferrals and/or awards of $3,469,831 represent the net proceeds obtained by the Trustee upon sale of the associated assets (common stock of the Company) in July
  1997. Terminations from the Plan resulted in net forfeitures for the Plan of $309,371.

  Maturing in June 1996 were the incentive awards made for the Plan Year ended June 30, 1994. The distribution of matured deferrals and/or awards of $601,240 represent the net proceeds obtained by the Trustee upon sale of the associated assets (common stock of the Company) in July 1996. Additionally, during the year ended June 30, 1997, $76,996 was distributed to participants terminating during the year for reasons other than death, disability or retirement.

6. Federal Income Taxes  -- The Plan is not intended to, and the Company has
   --------------------
   been advised that: the Plan does not meet the requirements of a tax-qualified plan under Section 401(a) of the Internal Revenue Code; the Trust established thereunder is not exempt from federal income taxes under Section 501 (a); and the Company will be provided a corresponding federal income tax deduction for the amount of income recognized by the participant by reason of distribution under the Plan.

   Based on the Internal Revenue Code and regulations promulgated thereunder:

   (a) A participant's elective deferrals under the Plan, matching awards, incentive awards, and any dividends, interest or other income thereon will not be subject to federal income tax until the year such amounts are paid or otherwise made available to the participant.

   (b) Elective deferrals under the Plan are not deductible by the participant on his or her federal income tax return, since elective deferrals are not includable in participant's income until paid or otherwise made available to the participant.

   (c) Amounts distributed under the Plan will be taxable as ordinary income to the participant in the year of such distribution.

7. Plan Administration Fees -- All administrative fees are paid by Texas
   ------------------------
   Utilities Company, the Plan sponsor.

8. Plan Termination -- The Company's Board of Directors may amend, terminate,
   ----------------
   or suspend the Plan at any time. An amendment or modification of the Plan may affect active participants as well as future participants, but no amendment or modification of the Plan for any reason may diminish any participant's account as of the amendment's effective date. Upon Plan termination, all amounts credited to a participant's account shall be deemed to have matured, as described in the Plan document.

                                       7
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INDEPENDENT AUDITORS' REPORT

Organization and Compensation Committee,
 Deferred and Incentive Compensation
 Plan of the Texas Utilities Company  System:

We have audited the statements of financial condition of the Deferred and Incentive Compensation Plan of the Texas Utilities Company System (the "Plan") as of June 30, 1998 and 1997, and the related statements of income and changes in plan equity for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at June 30, 1998 and 1997, and the related plan income and changes in plan equity for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.





DELOITTE & TOUCHE LLP

Dallas, Texas
August 28, 1998

                                       8
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                                         SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Organization and Compensation Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    DEFERRED AND INCENTIVE COMPENSATION PLAN
                                      OF THE TEXAS UTILITIES COMPANY SYSTEM



                                    By          /s/ Peter B. Tinkham
                                      ---------------------------------------
                                                    Plan Administrator
                                      Organization and Compensation Committee

September 28, 1998
                                       9
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